UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Grid Dynamics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39813G109

(CUSIP Number)

ChaSerg Technology Sponsor LLC

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39813G109	13D	Page 2 of 7 pages

1	Names of Reporting Persons. ChaSerg Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 726,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 726,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 726,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 39813G109	13D	Page 3 of 7 pages

1	Names of Reporting Persons. Explorer Parent LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,916,109
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,916,109

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,109
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 39813G109	13D	Page 4 of 7 pages

1	Names of Reporting Persons. Founder Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,916,109
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,916,109

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,109
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 39813G109	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2018 (the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 value per share (the “Common Stock”), of Grid Dynamics Holdings, Inc. f/k/a ChaSerg Technology Acquisition Corp. (the “Issuer”) beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 28, 2021, the Reporting Persons effected a distribution in kind of an aggregate of 3,096,094 shares of Common Stock to their respective members.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 50,859,760 shares of Common Stock outstanding as of October 23, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ChaSerg Technology Sponsor LLC	726,667	1.4%	0	726,667	0	726,667
Explorer Parent LLC(1)	1,916,109	3.7%	0	1,916,109	0	1,916,109
Founder Holdings LLC(1)	1,916,109	3.7%	0	1,916,109	0	1,916,109

(1)	Amounts include 1,624,609 shares of Common Stock and 291,500 shares of Common Stock issuable upon exercise of Redeemable Warrants.

CUSIP No. 39813G109	13D	Page 6 of 7 pages

Sponsor is the record holder of 726,667 shares of Common Stock. Explorer is the record holder of 897,942 shares of Common Stock and 291,500 Redeemable Warrants. The managing member of Sponsor is Explorer, whose managing member is Founder. By virtue of the relationships between Explorer, Founder and Sponsor, each of Explorer and Founder may be deemed to share beneficial ownership of the securities reported herein. The Related Persons own 1,342,438 shares of Common Stock in the aggregate, representing 2.6% of the outstanding Common Stock.

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) On January 28, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 39813G109	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

CHASERG TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC
By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member